Exhibit 1
RITCHIE BROS. AUCTIONEERS INCORPORATED
ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2006
FEBRUARY 20, 2007
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, British Columbia
Canada V6X 4G5
(604) 273-7564
www.rbauction.com

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TABLE OF CONTENTS

Forward Looking Statements	3
The Company	3
Overview	4
History and Development of Our Business	5
Industry	5
Competitive Advantages	6
Growth Strategies	9
Operations	10
Marketing and Sales	11
International Network of Auction Sites	11
Competition	13
Governmental and Environmental Regulations	13
Risk Factors	13
Dividends	14
Capital Structure	14
Market for Securities	15
Directors and Executive Officers	15
Audit Committee Information	17
Legal and Regulatory Actions	19
Interest of Management and Others in Material Transactions	20
Code of Ethics	20
Transfer Agent	20
Interests of Experts	20
Additional Information	20

Unless the context otherwise requires, “Ritchie Bros.”, the “Company”, “we”, or “us” each refer to Ritchie Bros. Auctioneers Incorporated and its predecessor entities, either alone or together with its subsidiaries. Unless otherwise specified, references to years are references to calendar years and references to quarters are references to calendar quarters. All dollar amounts are denominated in United States Dollars.
Certain names in this document are our trademarks.

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Forward Looking Statements
This Annual Information Form contains forward-looking statements that involve risks and uncertainties. These statements are based on our current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;

•	growth of our operations;

•	expansion of the markets and market segments in which we conduct auctions, including the world market for used industrial equipment;

•	increases in the number of consignors and bidders participating in our auctions and the average size of our auctions;

•	our key strengths;

•	the average percentage of equipment sold at our auctions that leaves the region of the sale;

•	our ability to draw consistently significant numbers of local and international bidders to our auctions;

•	our ability to improve the efficiency, consistency and scalability of our business processes;

•	the anticipated improvement, acquisition and development by us of auction sites;

•	the relative percentage of our gross auction sales represented by straight commission, guarantee and inventory contracts;

•	our M07 strategic initiatives, the timing of their implementation and the effect on our business, results of operations and capital expenditures; and

•	our internet initiatives and the level of participation in our auctions by internet bidders.
In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006, which is incorporated by reference in this document, are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
The Company
Ritchie Bros. Auctioneers Incorporated was amalgamated on December 12, 1997 under, and is governed by, the Canada Business Corporation Act. Our registered office is located at 1300 — 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2. Our executive office is located at 6500 River Road, Richmond, British Columbia, Canada V6X 4G5 and our telephone number is (604) 273-7564. We maintain a website at www.rbauction.com. None of the information on our website is incorporated into this Annual Information Form by this or any other reference.

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The following diagram illustrates the primary intercorporate relationships of our company and our principal operating subsidiaries:

Notes:
1.	Ritchie Bros. Holdings Ltd. is a corporation continued under the laws of Canada.

2.	Ritchie Bros. Holdings Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.

3.	Ritchie Bros. Auctioneers (Canada) Ltd. is a corporation incorporated under the laws of Canada.

4.	Ritchie Bros. Properties Ltd. is a corporation incorporated under the laws of Canada.

5.	Ritchie Bros. Auctioneers B.V. is a corporation incorporated under the laws of The Netherlands.

6.	Ritchie Bros. Auctioneers (America) Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.

7.	Ritchie Bros. Properties Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.

8.	Ritchie Bros. Holdings (America) Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.
Overview
We are the world’s largest auctioneer of industrial equipment. At December 31, 2006, we operated from over 110 locations, including 33 auction sites, in more than 25 countries around the world. We sell, through unreserved public auctions, a broad range of used and unused assets, including trucks, equipment and other assets used in the construction, transportation, mining, forestry, petroleum, material handling, marine, real estate and agricultural industries. Our customers are primarily end users of equipment, such as contractors, and they also include equipment manufacturers, dealers, brokers and finance companies.
Our gross auction sales, which represent the total proceeds from all items sold at our auctions, were $2.72 billion for the year ended December 31, 2006, which was 30% higher than in 2005. We believe that we sell more used trucks and equipment than any other company in the world and that our annual gross auction sales are far greater than any of our auction competitors. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and realignments, financial pressure, mergers and acquisitions, retirements, inventory reductions and the completion of major construction and other projects.

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Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our significant competitive advantages. Unreserved means that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is a fair auction.
We attract a broad base of customers from around the world to our auctions. Our worldwide marketing efforts help to attract them to the auction, and they are willing to travel long distances because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions. Evidence of this is the fact that in recent periods, an average of over 50% of the trucks and equipment sold at our auctions has left the region of the sale. We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users of trucks and equipment rather than resellers, is appealing to sellers of used equipment and generates a greater volume of consigned equipment than our competitors. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on.
History and Development of Our Business
We held our first major industrial auction in 1963, selling over $600,000 worth of construction equipment in Radium, British Columbia. While our early auction sales were held primarily in Western Canada, Ritchie Bros. expanded eastward in Canada through the 1960s.
By 1970, we had established operations in the United States and held our first U.S. sale in Beaverton, Oregon. Throughout the 1970s and 1980s, we held auctions in additional locations across Canada and an increasing number of American states. In 1987, we held our first European auctions in Liverpool, U.K. and Rotterdam, The Netherlands. Our first Australian auction was held in 1990, and this was followed by expansion into Asia, with subsequent sales in Japan, the Philippines, Hong Kong, Thailand and Singapore. We held our first Mexican auction in 1995, our first Middle Eastern auction in Dubai, U.A.E. in 1997, and our first African auction in Durban, in the Republic of South Africa, in 2003. Although we are focused on growth in all of our major geographic markets, our primary near-term focus is the United States and Europe.
In 1994, we introduced our prototype auction facility, opening new permanent auction sites in Fort Worth, Texas and Olympia, Washington that represented significant improvements over the facilities being used at the time by industrial equipment auctioneers. We have since constructed similar facilities in various locations in Canada, the United States, Europe, Australia, Asia and the Middle East. We have 33 auction sites as of the date of this discussion, of which three have been built or put into service since December 31, 2005 (our 34th site, in Columbus, Ohio, is expected to have its grand opening sale in the first half of 2007).
In March 1998, we completed an initial public offering of our common shares. Our common shares trade on the New York Stock Exchange, and, since January 27, 2004, on the Toronto Stock Exchange, under the ticker symbol “RBA”.
Industry
We operate mainly in the global industrial equipment marketplace. Our primary targets within this market are the used truck and equipment sectors, which are large and fragmented. Industry analysts estimate that there is approximately $1 trillion of used industrial equipment of the type we sell in circulation worldwide, and that around $100 billion of that equipment changes ownership each year. Of this total, only a fraction is currently traded through auctions, with the majority being sold directly by the owner or through truck and equipment dealers and brokers. Although we are the largest participant in this highly fragmented marketplace, our 2006 gross auction sales represented less than 3% of the estimated total annual market.
As we grow our business we intend to capitalize on a number of key characteristics of the global industrial equipment market:

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Growth of the Auction Segment of the Industrial Equipment Market. We believe that auctions represent an increasingly popular distribution channel for industrial equipment for the following reasons:
•	The ability of auctioneers to sell a wide range of equipment and related assets and therefore, offer a comprehensive and convenient service to buyers and sellers;

•	The increasing transparency of the international used equipment market due in large part to the depth of information now available on the internet;

•	The increasing preference of sellers to access the auction marketplace to achieve a sale quickly and efficiently; and

•	The ability of auctioneers to deliver high net proceeds on the sale of equipment.
Attractiveness of Industrial Equipment Auction Market. In addition to the growth of the auction segment of the industrial equipment market, we believe that the following are attractive characteristics of the industrial equipment auction business:
•	The industrial equipment auction business is relatively insulated from cyclical economic trends. Many of the factors that prompt owners to sell equipment also create an environment in which equipment buyers opt for high quality used equipment rather than typically more expensive new equipment. In addition, much of the equipment that we sell can be used in multiple industries and in diverse geographic locations. As a result, auctioneers can capitalize on economic downturns as well as upturns;

•	Industrial equipment auctioneers are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to conducting sales in a particular geographic region;

•	Auction companies do not typically bear the risks associated with holding inventory over extended periods;

•	The industrial equipment auction industry is highly fragmented (and we are the largest participant in that industry); and

•	Used industrial equipment is well-suited to the auction method of buying and selling because items of used equipment cannot be valued on a commodity basis – their value is dependent on their condition. The transparency of the unreserved auction method gives buyers and sellers confidence that the equipment has traded for a fair market price.
Competitive Advantages
Our key strengths provide distinct competitive advantages and have enabled us to attract an increasing number of consignors and bidders to our auctions, allowing us to achieve significant and profitable growth. Our gross auction sales have grown at a compound annual growth rate of 14.2% over the last 25 years, as illustrated below.

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(1)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of our revenue and is not presented in our consolidated financial statements. Gross auction sales is an important measure we use in comparing and assessing our operating performance between periods. We believe that auction revenues, which are reported as the top line of our Statement of Operations, and certain other line items, are best understood by considering their relationship to gross auction sales.
Reputation for Conducting Only Unreserved Auctions. We believe that our highly publicized commitment to fair dealing and the unreserved auction process is a key contributor to our growth and success. All of our auctions are unreserved, meaning that there are no minimum or reserve prices; each and every item is sold to the highest bidder on the day of the auction regardless of the price. Consignors are prohibited by contract from bidding on their own consigned items at the auction or in any way artificially affecting the auction results. Bidders at our auctions have confidence that if they are the high bidder on an item, then they are the buyer of that item, regardless of price. We believe that Ritchie Bros.’ reputation for conducting only unreserved auctions is a major reason why bidders are willing to commit the necessary time and effort to participate in our auctions, and we believe that the size and breadth of the resulting bidding audiences enable us generally to achieve higher prices than our competitors.
Ability to Transcend Local Market Conditions. We market each auction to a global customer base of potential bidders, through the use of print media and the internet. Because bidders are willing to travel between regions and countries to attend our auctions, and are able to participate over the internet if they are unable or choose not to attend in person, consignors have confidence that they will receive the world market price for their equipment. In recent periods, buyers from outside the region in which the auction is being held have typically accounted for 50% or more of the gross auction sales at our auctions.
International Scope. We have substantial expertise in marketing, assembling and conducting auctions in international markets. We have conducted auctions in more than 20 countries and we regularly hold auctions in North America, Europe, Australia and the Middle East.
Extensive Network of Auction Sites. Our international network of auction sites is attractive to consignors of trucks and equipment with widely dispersed fleets and also to manufacturers wanting to access multiple regional markets. We believe that our network of auction sites has allowed us to achieve economies of scale by holding more frequent and larger auctions at our existing facilities, taking advantage of our considerable operating capacity without incurring significant incremental costs. In addition, many of our auction sites are equipped with environmentally certified painting and refurbishing facilities which, together with purpose-built auction theatres and equipment display yards, allow us to deliver a uniquely high level of service to our customers.

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Proprietary Databases. We maintain sophisticated databases containing information on several million pieces of equipment sold at auctions around the world, detailed information regarding new equipment prices and listings of stolen equipment. Together with our unique and comprehensive information about the flow of equipment coming to market, these databases allow us to identify market trends and estimate equipment values.
We also maintain a proprietary customer information database containing detailed information on more than 430,000 companies and individuals from over 200 countries, including each customer’s auction attendance, trade association memberships, buying and travel habits and banking information. This database enables us to identify customers that might be interested in the equipment being sold at any particular auction.
Internet Services. We believe that our extensive internet presence and the tools available on our website are valuable to buyers and sellers of equipment and represent a distinct competitive advantage for Ritchie Bros. Our rbauctionBid-Live internet bidding service has enhanced our ability to transcend local market conditions and offer international scope to equipment buyers and sellers. It has also increased the number of bidders participating in our auctions, which we believe has led to higher selling prices. We launched the rbauctionBid-Live service in 2002, and by the end of 2006 we had over 57,000 customers from 150 countries registered and approved to use the service. Customers bidding in our live auctions over the internet were the buyer or runner-up bidder on more than 24% of the available items in 2006. The average size of the bidding audiences at our industrial auctions has increased 26% to 1,360 registered bidders from 1,080 bidders in 2001, prior to the implementation of the rbauctionBid-Live service.
Size and Financial Resources. In addition to being the world’s largest auctioneer of industrial equipment, we believe that we sell more used trucks and equipment than any other company, including non-auction companies such as manufacturers, dealers and brokers, making us the largest participant in this highly fragmented market. In addition to our strong market position, we have the financial resources to offer our consignors flexible contract options such as guarantee and outright purchase contracts, to invest in new technologies and to expand into new markets.
Dedicated and Experienced Workforce. Our sales and support team is a key part of our customer service effort. We had 821 full-time employees at December 31, 2006, including 245 sales people. Our senior management team has extensive industry experience – the seven members of our senior management Executive Council have a combined experience of nearly 130 years in the equipment auction industry.
These competitive advantages have enabled us to hold successful auctions that are appealing to both buyers and consignors, as evidenced by the growth in the number of buyers and consignors participating in our auctions, set out in the graph below, and the resulting growth in our gross auction sales.

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We believe that our auctions generally draw a larger number of bidders than most other industrial equipment auctions. Also, the majority of the bidders at our auctions are end-users of equipment (typically retail buyers) rather than brokers or dealers (typically wholesale buyers). In 2006, approximately 80% of the buyers at our auctions were end-users. Large end-user bidder audiences, including international bidders and internet bidders, enable us to deliver world market prices. The ability to deliver high prices on the sale of trucks and equipment is a core part of our value proposition and helps to attract consignments, which attract larger bidder audiences in a self-reinforcing process that we believe has been working in our favor for over 40 years. We believe that this momentum, together with our reputation, size and financial resources, gives our customers confidence in our auction services, which contributes to our growth and acts as a barrier to entry for potential competitors.
Growth Strategies
Our principle corporate goals are to grow our earnings per share at a manageable pace and to maintain our unique Ritchie Bros. culture. One of our primary methods for increasing our earnings is to grow our gross auction sales.
Because of the large size of our potential market, we believe that the most important factors influencing our future growth are internal factors, rather than external factors. We believe that our ability to design and implement an appropriate growth strategy is the most important factor influencing our future growth.
In 2004 we launched a strategic initiative, which we call M07, with the goal of developing more efficient, consistent and scalable business processes to support our growth objectives. We have reviewed all of our business processes and systems, and this continuous improvement initiative has become an important component of our growth strategy. We expect that the results of this initiative will provide a platform for efficient growth and will allow us to increase our revenues without an equivalent increase in our administrative expenses. Since launching M07, we have implemented new systems and processes, including several modules of an enterprise resource planning (or ERP) system, and anticipate that continuous improvement projects will be an important part of our strategy well into the future. We completed the first stages of our ERP implementation in the third quarter of 2006, and additional M07 projects are scheduled to be completed in 2007 and future years.
Key elements of our growth strategy include:
•	Continuing development of markets and regions in which we already operate;

•	Expanding our geographic reach by developing new customer relationships and holding auctions in new and emerging regions;

•	Expanding further into related and complementary markets, such as agriculture, transportation and real estate;

•	Increasing our customer base and seeking to improve continually the service we provide to our customers;

•	Using the internet and other technologies to enhance our business, by increasing our level of customer service and extending further the geographic reach of our auctions and the multinational character of our bidding audiences;

•	Attracting, training and retaining the best people, which is an important part of our goal of maintaining our corporate culture;

•	Improving sales force productivity by focusing on recruiting and training and by using technology to increase the efficiency and effectiveness of our sales force, to enhance the service we provide to our customers;

•	Developing business processes that are efficient, consistent and scalable; and

•	Continuing to expand our network of auction sites at an average rate of at least two sites per year.

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Operations
During 2006 we conducted 177 unreserved industrial auctions at locations in North America, Europe, the Middle East, Asia, Africa and Australia. We also conducted 141 unreserved agricultural auctions in 2006, in Canada and the United States. Although our auctions vary in size, the average Ritchie Bros. auction in 2006 had the following characteristics:

	Industrial auctions	Agricultural auctions
Gross auction sales	$14.6 million	$0.9 million
Bidder registrations	1,362	334
Lots offered for sale	1,355	278
Consignors	181	7
Approximately 60% of our auction revenues was earned from operations in the United States (2005 – 57%), 21% was earned in Canada (2005 – 23%) and 11% was earned in Europe (2005 – 13%). The remaining 8% was earned from operations primarily in Australia, the Middle East and Mexico (2005 – 7%).
In 2006, approximately 86% of our gross auction sales came from auctions held at our permanent auction sites and regional auction units (2005 – 90%). Permanent auction sites are located on land that we own. Our permanent auction sites average over 60 acres in size and typically include an equipment display yard, an auction theatre, administrative offices, customer parking, and an environmentally certified refurbishing facility. Regional auction units are auction sites typically located on leased land with more modest facilities than a permanent auction site.
The remaining 14% of our gross auction sales in 2006 came from “off-site” auctions, typically held on rented or consignor-owned land. The decision as to whether to hold a particular auction at one of our sites instead of at an off-site location is influenced by the nature, amount and location of the equipment to be sold. The majority of our agricultural auctions are held at off-site locations, usually on the consignor’s farm.
Our gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Our gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.
Some of the key elements of our auction process include:
Attracting Bidders. We believe our proprietary customer database, which contains over 430,000 customer names from more than 200 countries, significantly enhances our ability to market our auctions effectively. We typically send an average of 50,000 full-color auction brochures for each auction to strategically selected customers from our database. We also conduct targeted regional and industry-specific advertising and marketing campaigns. In addition, we post information about the majority of the consigned equipment at upcoming auctions on our website so that potential bidders can review equipment descriptions and view photographs of many of the items to be sold. We had 241,132 bidder registrations at our industrial auctions in 2006 compared to 213,896 in 2005.
Attracting Equipment. We solicit equipment consignments ranging from single pieces of equipment consigned by local owner-operators to large equipment fleets offered by multi-national consortiums upon the completion of major construction projects. For larger consignments, our service typically begins with an equipment appraisal that gives the prospective consignor a credible estimate of the value of the appraised equipment. We believe that our consignors choose to sell their equipment at our auctions, rather than through other channels or other auctioneers, because they believe that selling at a Ritchie Bros. auction is the best way to maximize the net proceeds on the sale of their assets. During 2006 we received 32,075 industrial auction consignments, typically comprised of multiple lots, compared to 27,912 consignments in 2005.
Our willingness to take consignment of a customer’s full equipment fleet, including ancillary assets such as inventories, parts, tools, attachments and construction materials, rather than only accepting selected items, is another valuable service that we offer to consignors that sets us apart from most of our competitors.

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Attractive Contract Options. We offer consignors several contract options to meet their individual needs and sale objectives. These can include a straight commission contract, where the consignor receives the gross proceeds from the sale less a pre-negotiated commission rate, as well as alternate arrangements including guarantee contracts (where the consignor receives a guaranteed minimum amount plus an additional amount if proceeds exceed a specified level) or an outright purchase of the equipment by us for resale. We refer to guarantee and outright purchase contracts as our underwritten or at-risk business. Guarantee contracts have generally represented about 15% of our gross auction sales on an annual basis in recent periods, while outright purchases have averaged about 10%.
Our commission structure reflects the degree of risk we assume in connection with the equipment being sold. In general, on similar packages of equipment, we factor in a lower commission rate for straight commission sales than for guarantee contracts. In the case of outright purchases, pricing takes into account the risks we assume. We typically offer guarantee and purchase contract options only on large, diverse fleets of equipment. We manage the risk associated with our underwritten business by performing detailed appraisals of the equipment and involving valuation specialists and senior levels of management in the decision making process. In addition, equipment prices tend not to fluctuate significantly during the short time prior to the auction that we are exposed on these types of arrangements.
Value-Added Services. We provide a wide array of services to make the auction process convenient for buyers and sellers of equipment. Examples of these services include:
•	conducting title searches on consigned equipment, where registries are commercially available, to ensure the equipment is sold free and clear of all liens and encumbrances (if we are not able to deliver clear title, we provide a full refund of the purchase price to the buyer);

•	making consigned equipment available for inspection by prospective buyers;

•	displaying photographs of consigned equipment on our website;

•	providing access at our auctions to representatives of finance companies, transportation companies, customs brokerages and other service providers;

•	providing facilities for on-site cleaning, painting and refurbishment of equipment; and

•	handling all pre-auction marketing, as well as collection and disbursement of proceeds.
Marketing and Sales
At December 31, 2006, we employed 245 sales representatives (2005 – 211). These representatives are deployed by geographic region around the world. Each sales representative is primarily responsible for the development of customer relationships and sourcing consignments in the representative’s territory. Sales representatives are also involved in the appraisal and proposal presentation process. To encourage global teamwork and superior customer service, none of our employees is paid on a commission basis. All members of our sales force are compensated primarily by a combination of base salary and incentive bonus.
To support our sales representatives, we follow a dual marketing strategy, promoting Ritchie Bros. and the unreserved auction process in general, as well as marketing specific auctions. This dual strategy is designed to attract both consignors and bidders to our auctions. Our advertising and promotional efforts include the use of trade journals and magazines and attendance at numerous trade shows held around the world. We also participate in international, national and local trade associations. The rbauction.com website is another important component of our marketing effort.
In addition to regional marketing through our sales representatives, we market through our national accounts team to large national customers, including rental companies, manufacturers and finance companies, who have equipment disposition requirements in various regions and countries and can therefore benefit from our international network of auction sites.
International Network of Auction Sites
We attempt to establish our auction sites in industrial areas close to major cities. Although we lease some auction sites, we prefer to purchase land and construct purpose-built facilities once we have determined that a region can generate sufficient financial returns to justify the investment. We generally do not construct a permanent auction site in a particular region

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until we have conducted a number of offsite sales in the area, and often we will operate from a regional auction unit for several years before considering a more permanent investment. This process allows us to evaluate the market potential before we make a significant investment. We will not invest in a permanent auction site unless we believe there is an opportunity for significant, profitable growth in a particular region. Our average expenditure on a permanent auction site has been between $10 million and $20 million in recent years, including land, improvements and buildings.
We operated from the following auction sites at February 20, 2007:
Permanent Auction Sites:

	Size (Acres)	Year Placed in Service
Canada
Vancouver, British Columbia	12	1979
Prince George, British Columbia	60	2003
Grande Prairie, Alberta	31	2002
Edmonton, Alberta	125	2002
Saskatoon, Saskatchewan	62	2006
Toronto, Ontario	63	1998
Montreal, Quebec	60	2000
Halifax, Nova Scotia	28	1997

United States
Olympia, Washington	79	1994
Los Angeles, California	59	2000
Sacramento, California	90	2005
Phoenix, Arizona	48	2002
Albuquerque, New Mexico	11	1999
Denver, Colorado (1)	39	1985
Fort Worth, Texas	113	1994
Houston, Texas (2)	54	1993
Buxton, North Dakota	25	2006
Minneapolis, Minnesota	29	1991
Chicago, Illinois	51	2000
Nashville, Tennessee	76	2006
Atlanta, Georgia	64	1996
Statesville, North Carolina	40	1999
Orlando, Florida	124	2002
North East, Maryland	85	2001

Other Countries
Moerdijk, The Netherlands	53	1999
Brisbane, Australia	42	1999
Regional Auction Units:

Valencia, Spain	Dubai, United Arab Emirates
Kansas City, Missouri	Singapore
Toluca, Mexico	Melbourne, Australia
Livorno, Italy

(1)	We are building a new permanent auction site on approximately 70 acres of our 160-acre property in Denver, Colorado, to replace our existing permanent auction site in that region. The new site is expected to open in the first half of 2007.

(2)	We are building a new permanent auction site on approximately 95 acres of our 125-acre property in Houston, Texas, to replace our existing permanent auction site in that region. The new site is expected to open in 2008.

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We are building a new permanent auction site on approximately 85 acres of our 140-acre property in Columbus, Ohio; it is expected to open in the first half of 2007. In February 2007 we signed a letter of intent to acquire the business and assets of Clarke Auctioneers Ltd., an agricultural auctioneer based in southern Saskatchewan. Their assets included an approximately 20-acre auction site in Rouleau, Saskatchewan that will become a new permanent auction site focused mainly on agricultural auctions.
At certain of our auction sites we own additional property that may be available for future expansion or sale. We also own land in other areas not listed or described above that may be available for future expansion or sale.
Competition
Both the global used industrial equipment market and the auction segment of that market are highly fragmented. We compete for potential purchasers of industrial equipment with other auction companies and with non-auction competitors such as equipment manufacturers, distributors and dealers, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners who have traditionally disposed of equipment through private sales.
Governmental and Environmental Regulations
Our operations are subject to a variety of federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. In addition, our development or expansion of auction sites depends upon the receipt of required licenses, permits and other governmental authorizations, and we are subject to various local zoning requirements with regard to the location of our auction sites, which vary among jurisdictions.
Under some of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances.
We typically obtain Phase I environmental assessment reports prepared by independent environmental consultants in connection with our site acquisitions. A Phase I assessment consists of a site visit, historical record review, interviews and reports, with the purpose of identifying potential environmental conditions associated with the subject property. There can be no assurance, however, that acquired or leased sites have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon us or expose us to third-party actions such as tort suits.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the U.S.
We believe that we are in compliance in all material respects with all laws, rules, regulations and requirements that affect our business, and that compliance with such laws, rules, regulations and requirements does not impose a material impediment on our ability to conduct our business.
Risk Factors
Disclosure relating to risk factors concerning us and our business is included under “Risk Factors” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006, which has been filed on SEDAR at www.sedar.com, and is incorporated in this document by reference.

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Dividends
We currently pay a regular quarterly cash dividend of $0.21 per common share. We currently intend to continue to declare and pay a regular quarterly cash dividend in this amount on our common shares. However, any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. In 2006 we paid total cash dividends of $0.78 per common share, compared to $0.58 per share in 2005 and $0.37 per share in 2004.
Because Ritchie Bros. Auctioneers Incorporated is a holding company with no material assets other than the shares of its subsidiaries, our ability to pay dividends on our common shares depends on the income and cash flow of our subsidiaries. No financing agreements to which our subsidiaries are party currently restrict those subsidiaries from paying dividends.
Pursuant to new income tax legislation, Canadian resident individuals who receive “eligible dividends” in 2006 and subsequent years will be entitled to an enhanced gross-up and dividend tax credit on such dividends. All dividends that we paid in 2006 were “eligible dividends” for these purposes.
Capital Structure
We have the following shares authorized for issuance and issued and outstanding as of February 20, 2007:

Number Issued and
Description	Number Authorized	Outstanding
Common shares, without par value	Unlimited	34,679,700
Senior preferred shares, without par value, issuable in series	Unlimited	None
Junior preferred shares, without par value, issuable in series	Unlimited	None
Our Board of Directors is authorized to determine the designations, rights and restrictions to be attached to the Senior preferred shares and Junior preferred shares (together, the preferred shares) upon issuance. No preferred shares have been issued.
Holders of our common shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any preferred shares outstanding at the time, holders of common shares are entitled to receive ratably any dividends as may be declared from time to time by our Board of Directors out of funds legally available for dividends. Please read the “Dividends” section below. In the event of a liquidation, dissolution or winding up, holders of common shares are entitled to share ratably in all assets of the Company remaining after payment of liabilities and any liquidation preferences of any outstanding preferred shares.

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Market for Securities
Our common shares are listed for trading on the New York Stock Exchange, or the NYSE, and on the Toronto Stock Exchange, or the TSX, on both exchanges under the ticker symbol “RBA”. The closing price of our common shares on February 20, 2007 on the NYSE was $61.41 and on the TSX was CA$72.16.
Our trading volumes and price ranges on the NYSE and the TSX for the year ended December 31, 2006 were as follows:

	NYSE (US$)				TSX (CA$)
Date	High Price	Low Price	Closing Price	Total Volume	High Price	Low Price	Closing Price	Total Volume
December-06	$54.24	$50.18	$53.54	974,900	$63.99	$57.83	$62.49	550,700
November-06	54.68	51.53	54.08	984,400	61.90	58.39	61.84	393,300
October-06	55.04	52.02	54.53	843,000	61.97	58.49	60.98	435,300
September-06	54.27	48.71	53.61	1,152,500	60.57	53.98	59.81	763,100
August-06	53.96	48.19	48.95	1,699,500	61.12	53.72	54.20	606,400
July-06	54.76	48.81	54.00	1,466,500	61.71	55.12	61.40	283,100
June-06	59.50	48.83	53.18	1,863,700	65.94	53.55	59.43	877,500
May-06	60.49	52.24	59.00	2,026,000	66.45	58.30	64.71	874,900
April-06	58.05	49.24	53.90	1,324,800	65.72	57.87	59.80	337,100
March-06	52.25	47.50	49.50	1,317,600	60.16	54.16	57.80	637,900
February-06	49.46	43.21	47.73	1,082,600	56.49	49.64	54.31	688,400
January-06	45.25	42.07	44.95	1,030,800	52.00	48.85	51.15	254,100
Directors and Executive Officers
Under our Articles of Amalgamation, our number of directors is set at a minimum of three and a maximum of ten and the directors are authorized to determine the actual number of directors to be elected from time to time. We currently have seven directors. Each of our directors is elected annually and holds office until our next annual meeting of shareholders unless he or she ceases to hold office before that date. Information concerning our directors is as follows:

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Directors

Name and	Position with	Principal Occupation or	Previous Service
Municipality of Residence	the Company	Employment (1)	as a Director
Charles E. Croft(2)(3)(4)(7) Vancouver, B.C., Canada	Chairman of the Board and a Director	President and Director of Falcon Pacific Financial Corp. and its subsidiaries	Director since June 17, 1998

Peter J. Blake Vancouver, B.C., Canada	Chief Executive Officer and a Director	Chief Executive Officer of the Company	Director since December 12, 1997

C. Russell Cmolik(3) Surrey, B.C., Canada	Director	Businessman(6)	Director since December 12, 1997

Eric Patel(4)(5) Vancouver, B.C., Canada	Director	Business Consultant	Director since April 14, 2004

Beverley A. Briscoe(4)(5) Vancouver, B.C., Canada	Director	Owner and Principal of Briscoe Management Ltd.	Director since October 29, 2004

Robert W. Murdoch(3) Salt Spring Island, B.C., Canada	Director	Businessman	Director since February 20, 2006

Edward B. Pitoniak(5) West Vancouver, B.C., Canada	Director	President and Chief Executive Officer and Trustee of Canadian Hotel Income Properties Real Estate Investment Trust	Director since July 28, 2006

(1)	This information has been provided by the respective director as of February 6, 2007.

(2)	Mr. Croft was appointed Chairman of our Board of Directors effective November 30, 2006 upon the retirement of David E. Ritchie, who had been our Chairman and a director of the Company since 1997. Mr. Croft previously held the position of Vice-Chairman of our Board.

(3)	Our Board of Directors has a compensation committee comprised of Messrs. Croft (Chair), Murdoch and Cmolik.

(4)	Our Board of Directors has a nominating and corporate governance committee comprised of Messrs. Patel (Chair), Croft and Ms. Briscoe.

(5)	Our Board of Directors has an audit committee comprised of Ms. Briscoe (Chair) and Messrs. Patel and Pitoniak.

(6)	Mr. Cmolik was our President and Chief Operating Officer until his retirement in July 2002.

(7)	Mr. Croft was a director of a Canadian private company that entered into a Plan of Arrangement in 2004, immediately following his resignation as a director of that company. The company subsequently emerged from protection in 2004.
We do not have a Lead Director because our Chairman, Charles E. Croft, is an independent director and fulfills this role. Mr. Croft can be reached at (604) 233-6153 or by email at leaddirector@rbauction.com.

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Executive Officers
The following Executive Officers have been appointed by our Board of Directors:

Name and Municipality
of Residence	Position with the Company

Peter J. Blake	Chief Executive Officer
Vancouver, B.C., Canada

Randall J. Wall	President — Canada, Europe and Middle East
Burnaby, B.C., Canada

Robert K. Mackay	President — United States, Asia and Australia
Delta, B.C., Canada

Robert K. Whitsit	Senior Vice-President, Southeast and Northeast Divisions
Newnan, Georgia, U.S.A.

David D. Nicholson	Senior Vice-President, South Central, Mexico and South
Humble, Texas, U.S.A.	America Divisions

Guylain Turgeon	Senior Vice-President and Managing Director, European
Kapellen, Belgium	Operations

Robert S. Armstrong	Chief Financial Officer and Corporate Secretary
New Westminster, B.C.,
Canada
As of February 20, 2007, our directors and Executive Officers as a group beneficially owned, directly or indirectly, or exercised control or direction over, approximately 8.5% of our issued and outstanding common shares.
Audit Committee Information
Our Audit Committee primarily assists our Board of Directors in overseeing:
•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our internal audit function and independent auditor.
In particular, our Audit Committee’s role includes, among other things, ensuring that management properly develops and adheres to a sound system of disclosure controls and procedures and internal controls. The full text of our Audit Committee charter, which complies with the NYSE rules and applicable securities laws, is available on our website, www.rbauction.com.
As of February 20, 2007, the Audit Committee of our Board of Directors was composed of the following members:

Financially
Member	Independent	Literate	Relevant Education and Experience
Beverley A. Briscoe	Yes	Yes	Current employment:
(Chair) (1)
•	Business consultant — owner and principal, Briscoe Management Ltd.

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Past employment:
•	President and owner — Hiway Refrigeration — 1997 to 2004

•	Vice President and General Manager — Wajax Industries Ltd.

•	Vice President of Finance — Rivtow Group of Companies

•	Chief Financial Officer — various operating divisions of The Jim Pattison Group in British Columbia and Geneva, Switzerland

•	Auditor — Predecessor firm of PricewaterhouseCoopers
Other board membership:
•	Director and Chair of Audit Committee, Goldcorp Inc. (TSX: G), Director, Spectra Energy Income Fund (TSX: SP.un), and director of several non-public companies

•	Chair, British Columbia Government’s Industry Training Authority
Education:
•	Chartered Accountant (Fellow)

•	Bachelor of Commerce degree from University of British Columbia

Eric Patel	Yes	Yes	Current employment:
•	Business consultant
Past employment:
•	Chief Financial Officer — Crystal Decisions, Inc., a privately held software company — 1999 to 2004

•	Executive positions, including CFO — University Games, Inc., a privately held manufacturer of educational toys and games — 1997 to 1999

•	Director of Strategy — Dreyer’s Grand Ice Cream

•	Strategy consultant — Marakon Associates
Education:
•	MBA degree from Stanford University

Edward B. Pitoniak (2)	Yes	Yes	Current employment:
•	President and Chief Executive Officer — Canadian Hotel Income Properties Real Estate Investment Trust, (TSX: HOT.un) - 2004 to present
Past employment:
•	Senior Vice-President — Intrawest Corp. (NYSE: IDR; TSX: ITW) — 1996 to 2004

•	Editor-in-Chief and Advertising Director — SKI Magazine (part of Times Mirror Magazines)
Other board membership:
•	Trustee — Canadian Hotel Income Properties Real Estate Investment Trust
Education:
•	Bachelor of Arts Degree from Amherst College

(1)	Ms. Briscoe was appointed Chair of the Audit Committee of our Board on April 13, 2006. The position was previously held by G. Edward Moul, who retired from our Board effective April 13, 2006.

(2)	Mr. Pitoniak was appointed to the Audit Committee on July 28, 2006, replacing Mr. Cmolik.
In fulfilling its responsibilities, our Audit Committee held regular meetings in 2006 with our external auditors and with our management. In these meetings, the Audit Committee discussed with management and the external auditors, among other things, the quality and acceptability of accounting principles and significant transactions or issues encountered during the

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period. In addition, our Audit Committee met with our external auditors independent of our management to provide for independent and confidential assessment of our management and our internal controls as they relate to the quality and reliability of our financial statements.
In addition to retaining KPMG LLP to audit our consolidated financial statements for the year ended December 31, 2006, we retained KPMG LLP to provide various non-audit services in 2006. The aggregate fees billed for professional services by KPMG LLP and its affiliates during 2006 and 2005 were as follows:

	Fiscal 2006	Fiscal 2005
Audit Fees	$1,143,000	$627,000
Audit-Related Fees	248,000	105,000
Tax Fees	575,000	745,000
All Other Fees	—	—

Total Fees	$1,966,000	$1,477,000

The nature of each category of fees is as follows:
Audit Fees:
Audit fees were paid for professional services rendered by the auditors for the audit and interim reviews of our consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees:
Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the Audit Fees item above.
Tax Fees:
Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance, including the review of original and amended tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).
The Audit Committee is responsible for the appointment, compensation and oversight of the work of our independent auditor and is required to pre-approve all non-audit related services performed by KPMG LLP. Accordingly, the Audit Committee has adopted a pre-approval policy. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved, provides a general pre-approval for certain permissible services and for subsequent reporting to the Audit Committee, and outlines a list of prohibited services.
All requests for KPMG LLP to provide services that do not require specific approval by the Audit Committee are reported to and documented by our Corporate Secretary. If the proposed services are not covered by a pre-approval and the estimated fees for the proposed engagement are more than CA$5,000, the engagement of KPMG LLP to provide such services requires specific approval by the Audit Committee. Any proposed engagement to provide services that requires specific approval by the Audit Committee pursuant to the terms of the policy is submitted to the Corporate Secretary for presentation to the Audit Committee for its consideration. Less than 5% of KPMG’s fees, excluding audit and review fees, were subject to a waiver of the pre-approval requirement in 2006.
Additional information regarding our corporate governance practices is included in our Information Circular for our 2007 Annual Meeting of Shareholders and on our website.
Legal and Regulatory Actions
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and

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managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operation or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.
In August 2006, Caterpillar Inc. filed a complaint with the United States International Trade Commission (or ITC) against 21 companies, including us, requesting that the ITC conduct an investigation under Section 337 of the U.S. Tariff Act of 1930, as amended, regarding the importation, sale, or purchase of certain Caterpillar hydraulic excavators in the United States. In December 2006 a settlement was reached between Caterpillar Inc. and certain of the respondents, including us, and we have now been terminated from the complaint. This settlement did not have and we do not expect that it will have a material effect on our business, results of operations or financial condition.
Interest of Management and Others in Material Transactions
During the year ended December 31, 2006, we paid approximately $0.7 million to D.E.R. Resorts Ltd. (or Resorts), a company controlled by David E. Ritchie, the Chairman of our Board of Directors until his retirement on November 30, 2006 (2005 – $0.8 million). The costs were incurred pursuant to agreements, approved by our Board of Directors, by which Resorts agreed to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of our customers and guests. The agreements set forth the fees and costs per excursion, which were based on market prices for similar types of facilities and excursions. We have entered into similar agreements with Resorts in the past and intend to do so in the future.
Code of Ethics
We have adopted a Code of Business Conduct and Ethics (the Code of Conduct) that applies to all of our employees, officers and directors. Our Code of Conduct includes, among other things, written standards for our principal executive officer, principal financial officer and principal accounting officer that are required by the U.S. Securities and Exchange Commission (or SEC) for a code of ethics applicable to such officers. Our Code of Conduct is available on our internet website, www.rbauction.com. We intend to disclose on our website within five days thereof, any amendment or waiver of the code of ethics portion of our Code of Conduct applicable to these officers that is required by SEC rules or regulations to be disclosed publicly, and to keep such disclosure available on our website for at least a 12-month period.
Transfer Agent
Our transfer agent for our common shares in Canada is Computershare Trust Company of Canada. The register of transfers of our common shares maintained by Computershare is located at their offices in Vancouver, British Columbia, Canada and Toronto, Ontario, Canada.
Interests of Experts
Our consolidated financial statements for the years ended December 31, 2006 and 2005 have been audited by KPMG LLP, Chartered Accountants, our external auditors.
Additional Information
Additional information, including our directors’ and officers’ remuneration and indebtedness to us, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in our Information Circular for our most recent annual meeting of shareholders that involved the election of directors.
Additional financial information is provided in our consolidated financial statements and our management’s discussion and analysis of financial condition and results of operations for our most recently completed financial year. This and other information about our company can be found on the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference, unless otherwise specified.
Copies of these documents may be obtained upon request from our Corporate Secretary, 6500 River Road, Richmond, British Columbia, V6X 4G5 (telephone number: (604) 273-7564).

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